UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒  SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐  SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2025

RYSE INC.

(Exact name of issuer as specified in its charter)

Ontario, Canada	N/A
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

20 Camden Street, Toronto, Canada, M5V 1V1

 (Full mailing address of principal executive offices)

929-226-0994

(Issuer’s telephone number, including area code)

THIS SEMI-ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THIS REPORT, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

ITEM 1.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of the financial condition and results of operations of RYSE Inc. (“we”, “Ryse”, or “the Company”) should be read in conjunction with our financial statements and the related notes included in this semi-annual report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

The unaudited financial information set forth below with respect to the six-month period ended June 30, 2025 is preliminary and subject to potential adjustments. Adjustments to these financial statements may be identified when review of historic financial statements has been completed in conjunction with our year-end audit, which could result in significant differences from this preliminary unaudited condensed restated financial information, although in the opinion of management all adjustments necessary to make restated interim results of operations not misleading have been included here. Unless otherwise indicated, latest results discussed below are as of June 30, 2025.

All figures in the below discussion, tables and financial statements are in Canadian Dollars and $ refers to Canadian dollars throughout.

Operating Results

All figures in Canadian dollars	Six-months ended June 30,
	2025	2024
Revenues	$1,552,655	$883,505
Cost of Sales	863,803	462,470
Gross Margin	$688,852	$421,035

Revenues

Revenues for the six months period ended June 30, 2025 increased to $1,552,655 from revenues of $883,505 for the six months period ended June 30, 2024. The increase in 2025 revenue is attributable to a larger investment into advertising and promotional activities to generate sales, as well as a consistent availability of inventory.

Operating Expenses

All figures in Canadian dollars	Six-month ended June 30
	2025	2024
Operating Expenses	$4,701,397	$3,434,131

Total operating expenses increased to $4,701,397 for the six-month period ended June 30, 2025 from $3,434,131 for the six-month period ended June 30, 2024, an increase of 37%. Total operating expenses includes advertising and promotion and research and development.

We increased advertising and promotion expenses to $1,548,832 for the six-month period ended June 30, 2025 from $696,808 for the six-month period ended June 30, 2024. This increase came from additional online advertising of our product in H1-2025 compared to H1-2024.

Research and development expenses increased to $408,132 for the six-month period ended June 30, 2025 from $181,797 for the six-month period ended June 30, 2024, an increase of 124%. The increase is related to new product development.

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Other Income and Expenses

	Six months ended June 30,
All figures in Canadian dollars	2025	2024
Finance expense	$(1,949,352)	$(1,777,798)
Government grant income	454,699	91,589
Foreign exchange gain (loss)	50,534	(20,617)
Government loan forgiveness	–	43,949

Finance expense

Net finance expense increased to $1,949,352 during the six-months period ended June 30, 2025 as compared to $1,777,798 in the prior period. The increase is a result of more interest paid to promissory noteholders compared to 2024.

Government grant income

The grant income increased to $454,699 during the period ending June 30, 2025 from $91,589 in 2024, which mainly represents the portion from SDTC earned in 2025.

Foreign exchange gain (loss)

Our financial instruments have been predominantly denominated in CDN$. As a result, we have minimal foreign currency balances and our foreign currency gains and losses have approximated 20% of revenues. While we have sales of products in multiple countries, the time lag between sale and collection is relatively short, reducing our exposure to currency gains and losses.

Net Losses

As a result of the foregoing, the Company increased its net loss for the six-month period ended June 30, 2025 to $5,430,001, compared to $4,675,933 for the six-month period ended June 30, 2024.

Liquidity and Capital Resources

As of June 30, 2025, the Company’s cash on hand was $251,249 compared with $397,638 as of December 31, 2024. Its total current liabilities as of June 30, 2025 were $15,790,217 as compared to $13,522,795 at June 30, 2024.

The Company is generating limited revenues from operations and requires the continued infusion of new capital to continue business operations. It raises capital through the sale of equity and debt financing. Our total Stockholders’ Deficit as of June 30, 2025 was $18,280,014 compared with $16,318,243 on December 31, 2024.

Cash Flow

The following table summarizes, for the periods indicated, selected items in our Statements of Cash Flows:

	For the Six-Month Period Ended
	June 30,
	2025	2024
Net cash (used in) provided by:
Operating activities	$(5,037,641)	$(5,514,814)
Investing activities	$(15,328)	$(148,505)
Financing activities	$4,906,580	$5,920,639

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Operating Activities

Net cash used in operating activities decreased to $5,037,641 from $5,514,814 the six-month periods ended June 30, 2025 and 2024, respectively. The increase in net cash used in operating activities was primarily due to higher operating costs.

Financing Activities

Cash provided by financing activities decreased to $4,906,580 from $5,920,639 for the six-month periods ended June 30, 2025 and 2024, respectively. The decrease in cash provided by financing activities was primarily from repayment of term loan, notes payable.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements, including arrangements that would affect the liquidity, capital resources, market risk support, and credit risk support or other benefits.

Issuance of Equity Securities

On September 19, 2025, the Company’s new Regulation A+ offering was qualified by the SEC. The Company has historically raised capital through the sale of equity through such offeirngs.

During the period ended June 30, 2025, the Company:

-	Issued 1,000 Class B Common Shares under Reg A at $1.00 per share for proceeds of $1,000 USD
-	Issued 358,222 Class B Common Shares under Reg D at $1.00 per share for proceeds of $358,222 USD
-	Issued 2,400 Class B Common Shares under Reg A at $1.25 for proceeds of $3,000 USD
-	Issued 19,891 Class B Common shares under Reg A at $1.75 per share for proceeds of $34,809 USD
-	Issued 11,430 Class B Common shares under Reg D at $1.75 per share for proceeds of $20,002 USD
-	Issued 702,299 Class B Common shares under Reg A at $1.90 per share for proceeds of $1,334,368 USD
-	126,464 bonus shares were issued during the period ended June 30, 2025.

Indebtedness

For the period ended June 30, 2025, the Company issued additional convertible debentures amounting to $284,992 (USD $200,000) with stated interest rates of 15% per annum. However, these debentures are short-term in nature and are due and payable 12 months from the date of issuance of the note. The notes include a conversion feature.

Trend Information

We expect the residential market to continue to adopt smart home and home improvement technologies that can be attributed to the large adoption of voice speakers and DIY smart home platforms such as Google Home, Amazon Alexa, and Apple HomeKit. This trend is further strengthened by the push towards a unified radio communication protocol, known as “Matter”, being promoted by Google, Amazon, and Apple, in order to reduce interoperability issues among devices and platforms.

ITEM 2.	OTHER INFORMATION

None.

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ITEM 3.	financial STATEMENTS

Ryse Inc. (formerly Axis Labs Inc.)

Condensed Consolidated Interim Financial Statements

Unaudited

For the six-months ended June 30, 2025 and 2024

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Ryse Inc.

Consolidated Statements of Financial Position

All figures in Canadian dollars

	June 30, 2025	December 31, 2024

Assets

Current
Cash and cash equivalents	$251,249	$397,638
Accounts receivable (Note 5)	563,344	495,165
Inventory (Note 7)	567,119	1,393,062
Prepaid inventory	332,496	93,176
Investment tax credit receivable (Note 8)	403,005	403,005
Total current assets	2,117,213	2,782,046

Non-current
Property and equipment, net (Note 9)	1,075,028	1,223,286
Prepaid expenses (Note 25)	22,736	22,736
Intangible assets, net (Note 10)	279,176	277,505
Total non-current assets	1,376,940	1,523,527

Total assets	$3,494,153	$4,305,573

Liabilities and Shareholders' Deficit

Current
Bank indebtedness	$11,643	$78,068
Accounts payable and accrued liabilities (Note 11)	1,024,442	1,943,632
Advances (Note 12)	488,289	388,627
Deferred government assistance income (Notes 6,17)	284,664	332,504
Term loans – current portion (Note 13)	766,440	639,356
Notes payable (Note 14)	10,387,809	7,510,878
Short-term fair-value of convertible notes (Note 14)	711,992	427,000
Current portion of lease liabilities (Note 25)	240,382	240,382
Warrant liability (Note 15)	1,651,425	1,675,883
Government loans – current portion (Note 17)	223,131	286,465
Total current liabilities	15,790,217	13,522,795

Non-current
Due to shareholders (Note 16)	3,528,977	3,759,537
Lease liabilities (Note 25)	790,428	900,841
Government loans (Note 17)	255,045	314,864
Term loans (Note 13)	1,409,500	2,125,779
Total non-current liabilities	5,983,950	7,101,021

	21,774,167	20,623,816

Shareholders' deficit
Share capital (Note 18)	21,725,525	19,002,452
Contributed surplus (Note 19)	2,917,011	2,734,797
Warrants (Note 15)	268,039	270,201
Cumulative translation adjustment	33,905	(531,200)
Accumulated deficit	(43,224,494)	(37,794,493)

Total shareholders’ deficit	(18,280,014)	(16,318,243)

Total liabilities and shareholders’ deficit	$3,494,153	$4,305,573

(See accompanying notes to consolidated financial statements)

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Ryse Inc.

Consolidated Statements of Comprehensive Loss

All figures in Canadian dollars

For the six-month ended	June 30, 2025	June 30, 2024

Sales	$1,552,655	$883,505
Product costs (Note 24)	863,803	462,470

Gross margin	688,852	421,035

Government assistance income (Note 6)	454,699	91,589

Expenses
Operating expenses (Note 23)	4,701,397	3,434,131

Loss from operations	(3,557,846)	(2,921,507)

Other income (expense)
Finance expense (Note 24)	(1,949,352)	(1,777,798)
Interest income	1,400	39
Forgiveness of government loan (Note 17)	–	43,949
Gain on warrants fair value adjustment (Note 15)	25,263	–
Foreign exchange loss (gain)	50,534	(20,617)

Total other income (expense)	(1,872,155)	(1,754,427)

Loss before income tax expense	(5,430,001)	(4,675,933)
Income tax expense	–	–
Net loss for the period	(5,430,001)	(4,675,933)
Translation adjustment	565,105	(136,449)
Comprehensive loss for the period	$(4,864,896)	$(4,812,382)

(See accompanying notes to consolidated financial statements)

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Ryse Inc.

Condensed Consolidated Interim Statements of Change in Shareholders’ Deficit

Unaudited

All figures in Canadian dollars

	Class A common shares		Class B common shares			Contributed	Translation		Total shareholders
	Number	Amount	Number	Amount	Warrants	surplus	Adjustment	Deficit	Deficiency
December 31, 2023	35,572,451	$4,965,656	8,942,016	$9,609,598	$294,761	$1,960,898	(83,754)	(29,393,288)	$(12,646,129)
Net loss and comprehensive loss	–	–	–	–	–	–	–	(4,675,933)	(4,675,933)
Translation adjustment	–	–	–	–	–	–	(136,449)	–	(136,449)
Stock based compensation (Note 19)	–	–	–	–	–	361,481	–	–	361,481
Shares issued (Note 18)	–	–	2,096,622	4,010,017	–	–	–	–	4,010,017
Bonus Shares	–	–	150,361	–	–	–	–	–	–
June 30, 2024	35,572,451	$4,965,656	11,188,999	$13,619,615	$294,761	$2,322,379	$(220,203)	$(34,069,221)	$(13,087,013)

December 31, 2024	35,572,451	$4,965,656	12,336,138	$14,036,796	$270,201	$2,734,797	(531,200)	(37,794,493)	$(16,318,243)
Net loss and comprehensive loss	–	–	–	–	–	–	–	(5,430,001)	(5,430,001)
Translation adjustment	–	–	–	–	–	–	565,105	–	565,105
Stock based compensation (Note 19)	–	–	–	–	–	182,214	–	–	182,214
Issued Capital shares through warrants	–	–	11,000	11,000	(1,356)	–	–	–	9,644
Reversal of expired warrants (Note 15)	–	–	–	–	(806)	–	–	–	(806)
Issuance of Shares on Convertible Notes (Note 14)	–	–	196,689	269,133	–	–	–	–	269,133
Shares issued (Note 18)	–	–	1,084,242	2,442,940	–	–	–	–	2,442,940
Bonus Shares	–	–	59,411	–	–	–	–	–	–
June 30, 2025	35,572,451	$4,965,656	13,687,480	$16,759,869	$268,039	$2,917,011	$33,905	$(43,224,494)	$(18,280,014)

(See accompanying notes to condensed consolidated interim financial statements)

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Ryse Inc.

Condensed Consolidated Interim Statements of Cash Flows

Unaudited

All figures in Canadian dollars

For the six-months ended	June 30, 2025	June 30, 2024

Cash flows from operating activities
Net loss for the year	$(5,430,002)	$(4,675,933)
Adjustments for non-cash items
Stock-based compensation	182,214	361,481
Translation adjustment	565,105	(136,449)
Recognition of deferred grant revenue	(47,839)	(91,589))
Accretion of interest in government loans	46,464	61,007
Depreciation of property and equipment (Note 9)	154,868	15,468
Gain on warrants fair value adjustment (Note 15)	(25,263)	–
Unrealized foreign exchange loss	(23,065)	–
Amortization of intangible assets (Note 10)	7,047	7,113

Changes in non-cash working capital balances
Accounts receivable	(68,179)	23,512
Inventory	586,623	(651,034)
Bank indebtedness	(66,424)	–
Accounts payable and accrued liabilities	(919,190)	(428,390)
Net cash used in operating activities	(5,037,641)	(5,514,814)

Cash flows from investing activities
Purchase of property and equipment	(6,610)	(148,505)
Purchase of intangible assets	(8,718)	–
Net cash used in investing activities	(15,328)	(148,505)

Cash flows from financing activities
Proceeds from/(repayment of) advances	121,680	120,029
Repayment of lease liabilities (Note 25)	(110,413)	(110,413)
Proceeds from term loans	42,787	34,095
Repayment of term loans	(631,982)	(632,057)
Forgiveness of government loans	–	(43,949)
Proceeds from convertible notes	554,125	27,000
Proceeds from government grant	–	43,750
(Repayment of)/proceeds from shareholders	(229,516)	(403,958)
Repayment of government loans (Note 17)	(169,616)	(112,683)
Proceeds from notes payable	2,876,932	2,878,396
Issuance of Class B shares	2,452,583	4,010,017
Net cash generated from financing activities	4,906,580	5,920,639

Increase(Decrease) in cash and cash equivalents during the period	(146,389)	257,320
Cash and cash equivalents, beginning of period	397,638	252,702

Cash and cash equivalents, end of period	$251,249	$510,022

Supplemental cash flow information (Note 26)

(See accompanying notes to consolidated financial statements)

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NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Unaudited

All figures in Canadian dollars

1.	Nature of Business

Ryse Inc. (formerly Axis Labs Inc.) (the "Company") was incorporated on May 6, 2009 under the laws of the Canada Business Corporations Act (Ontario). The Company and its subsidiaries develop a product called AXIS Gear, a smart device to help automate shades in homes. Consumers can control their shades with a tab on the AXIS Gear item itself or with their smartphone. The registered office of the Company is 451 Dundas Street West #167, Toronto, Ontario. The Company owns 100% of its two subsidiary companies, AXIS Labs USA Inc. and AXIS Intelligent Products (China WFOE).

AXIS Labs USA Inc. was incorporated on July 6, 2017 under the laws of the Delaware General Corporation Law Act. The registered office of the subsidiary is in the state of Delaware at 2035 Sunset Lake Road, Suite B-2, Newark, New Castle.

AXIS Intelligent Products (China WFOE) is inactive and was incorporated on January 15, 2016 under the laws of China.

2.	Basis of Presentation and going concern uncertainties

Going concern uncertainties

The Company reported a consolidated net loss of $5,430,001 for the six-month period ended June 30, 2025 (June 30, 2024 - $4,675,933). As at June 30, 2025, the Company had a working capital deficiency of $13,673,004 (December 31, 2024 - $10,740,748) and a deficit of $43,224,495 (December 31, 2024 - $37,794,493).

The Company has experienced recurring losses and is dependent on its ability to raise additional funds to continue operations. These circumstances create material uncertainties that cast significant doubt as to the ability of the Company to continue as a going concern. The Company is actively pursuing additional financing to further develop certain of the Company's scientific initiatives, but there is no assurance these initiatives will be successful, timely, or sufficient. Consequently, the Company's ability to continue as a going concern is dependent on its ability to secure additional financing.

These condensed consolidated interim financial statements have been prepared on a going concern basis, which assumes that the future operations will allow for the realization of assets and the discharge of liabilities in the normal course of business. These consolidated financial statements do not include any adjustments to the carrying value and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern, and such adjustments could be material.

Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board under the historical cost convention, other than certain financial instruments measured at fair value. These condensed consolidated interim financial statements do not include all of the disclosures required by International Financial Reporting Standards (“IFRS”) for annual financial statements and should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2024.

The consolidated interim financial statements were authorized for issue by representatives of the Company on September 22, 2025.

The consolidated interim financial statements are presented in Canadian dollars, which is the Company's functional currency.

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3.	Critical accounting estimates and judgments

The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and reported amount of revenues and expenses during the reporting period. Management is required to apply judgment in useful lives of assets, valuation of inventory obsolescence, recoverability of property and equipment and intangible assets, equity transactions, and valuation of derivative financial instruments. By their nature, these estimates are subject to measurement uncertainty and are reviewed periodically, and adjustments, if necessary, are made in the period in which they are identified. Actual results could differ from those estimates.

Useful lives of assets - Significant estimates are involved in the determination of the useful lives of property and equipment and intangible assets to determine their expected depreciation rates (Notes 9 and 10).

Determination of valuation of equity transactions – Significant estimates are involved in the determination of fair value of equity transactions such as equity settled transactions and warrant valuation (Notes 14 and 15).

Valuation of derivative financial instruments – The estimated fair values of financial liabilities are subject to measurement uncertainty due to their exposure to liquidity and market risks. The fair value of these derivatives is determined using valuation models which require assumptions concerning the amount and timing of future cash flows, and discount rates. Changes in fair value are recognized in profit and loss. During the year ended June 30, 2025, fair value revaluation is $Nil.

Management’s assumptions rely on external observable market data including volatility and interest rate yield curves. The resulting fair value estimates may not be indicative of the amounts realized or settled in current market transactions and, as such, are subject to measurement uncertainty. Derivative financial instruments are comprised of convertible notes and warrant liabilities (Notes 14 and 15).

Inventory Valuation and Obsolescence – Inventories are measured at the lower of cost and net realizable value. The company assesses inventory regularly for obsolescence, considering factors such as market demand, product expiration, and physical condition. Where necessary, inventories are written down to their net realizable value, with write-downs recognized as an expense in the period incurred. Reversals of write-downs are made if the net realizable value subsequently increases, limited to the original write-down amount.

4.	Summary of significant accounting policies

Basis of Measurement

These consolidated financial statements were prepared under the historical cost convention as modified by the measurement of certain financial instruments at fair value.

The preparation of the consolidated financial statements in accordance with IFRS requires management to make certain critical accounting estimates. It also requires management to exercise judgment in applying the Company's accounting policies.

Basis of Consolidation

These financial statements are prepared on a consolidated basis. All significant intercompany transactions and balances have been eliminated on consolidation.

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Financial Instruments

(i) Recognition and Classification

Financial Assets

All financial assets are initially recognized at fair value, adjusted by, in the case of instruments not at fair value through profit or loss, directly attributable transaction costs. After initial recognition, financial assets are subsequently classified and measured at either fair value through profit or loss ("FVTPL"), fair value through other comprehensive income ("FVTOCI"), or amortized cost based on the Company's assessment of the business model within which the financial asset is managed and the financial asset's contractual cash flow characteristics.

The Company had no financial assets measured at FVTPL or measured at FVTOCI as of December 31, 2024 and June 30, 2025.

Financial assets measured at amortized cost are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are carried at amortized cost using the effective interest method less impairment. Cash and trade receivables are classified as measured at amortized cost. Cash consists of deposits in bank.

Financial Liabilities

The Company classifies its financial liabilities into one of the following two categories: measured at amortized cost and measured at fair value through profit and loss ("FVTPL").

Financial liabilities measured at FVTPL are comprised of convertible notes and warrant liability.

Financial liabilities measured at amortized cost are initially recognized at fair value net of any transaction costs directly attributable to the issue of the instrument. Such interest-bearing liabilities are subsequently measured at amortized cost using the effective interest rate method, which ensures that any interest expense over the period to repayment is at a constant rate on the balance of the liability carried in the balance sheet.

Accounts payable and accrued liabilities, advances, term loans, due to shareholders, and government loans are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method.

(ii) Derecognition

Financial assets are derecognized only when the contractual rights to the cash flows from the asset expire, or the Company transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity. The Company derecognizes financial liabilities when its obligations are discharged, cancelled, or expired.

(iii) Offsetting

Financial assets and liabilities are offset and the net amount is presented in the consolidated statement of financial position when, and only when, the Company has a legal right to offset the recognized amounts and it intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

(iv) Fair Value and Market Value Measurement

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction on the measurement date.

When available, the Company measures the fair value of an instrument using quoted market prices in an active market for that instrument. A market is regarded as active if quoted prices are readily and regularly available and represent actual and regularly occurring market transactions on an arm's length basis.

The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1), and the lowest priority to unobservable inputs (level 3).

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(v) Impairment of Financial Assets

At each reporting date, the Company assesses whether there is objective evidence that financial assets not carried at FVTPL are impaired. A financial asset or a group of financial assets are impaired based upon the expected credit loss ("ECL") model as prescribed by IFRS 9, taking into consideration both historic and forward looking information.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investments with original maturities of three months or less, at the time of purchase, to be cash equivalents. Cash consists of funds held in the Company’s checking account and online payment platforms.

Inventories

Inventory consists of only finished goods and are stated at the lower of cost and net realizable value. Net realizable value is the estimated selling price less the estimated cost of completion and the estimated costs necessary to make the sale.

Property and Equipment

Property and equipment is initially recorded at cost and subsequently measured at cost less accumulated depreciation. Depreciation is recognized in Consolidated Statements of Comprehensive Loss and is provided over the estimated useful life of the assets as follows:

Tooling	- 20% diminishing balance basis
Office equipment	- 20% diminishing balance basis
Computer equipment	- 55% diminishing balance basis
Leasehold improvements	- Straight-line method over 5 years
Right-of-use assets	- Straight-line method over life of lease term

Depreciation methods, useful lives and residual values are reviewed annually and adjusted, if necessary.

Intangible Assets

Intangible assets include expenditures on patents.

Intangible assets are recorded at cost less accumulated amortization. Directly attributable costs, that are capitalized as part of intangible assets include professional fees and costs paid to purchase the rights to patents. Amortization is recognized in Consolidated Statements of Comprehensive Loss and is provided over the estimated useful life of the asset as follows:

Patents - 5% declining method

Amortization method and useful lives are reviewed, at least annually, and adjusted, if necessary. There were no changes as of June 30, 2025 and December 31, 2024.

Income Taxes

Income tax expense represents the sum of current income taxes and deferred income taxes. Current and deferred taxes are recognized in Consolidated Statements of Comprehensive Loss, except to the extent that it relates to items recognized in other comprehensive loss or directly in equity. Under these circumstances, the taxes are recognized in other comprehensive loss or directly in equity.

Current income taxes

Current income tax assets and liabilities for the current and prior years are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute current income tax assets and liabilities are measured at tax rates which have been enacted or substantively enacted at the reporting date. Current tax assets and current tax liabilities are only offset if a legally enforceable right exists to set off the amounts, and the Company intends to settle on a net basis, or to realize the asset and settle the liability simultaneously.

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Deferred income taxes

Deferred income taxes are provided using the asset and liability method applied to temporary differences at the date of the consolidated statement of financial position between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognized for all taxable temporary differences, except:

- Where the deferred income tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- In respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognized for all deductible temporary differences, and carry forward of unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry forward of unused tax losses can be utilized except:

- Where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- In respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred income tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred income tax assets is reviewed at each date of the consolidated statement of financial position and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at each date of the consolidated statement of financial position and are recognized to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted at the date of the consolidated statement of financial position.

Deferred income tax assets and deferred income tax liabilities are offset if, a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend to either settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax assets or liabilities are expected to be settled or recovered.

Foreign Currency

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses which result from the settlement of such transactions and from the translation of year end exchange rates of monetary assets and liabilities denominated in foreign currency are recognized in the consolidated statements of comprehensive loss. Exchange differences arising from the translation of foreign operations’ financial statements are recognized in other comprehensive income and accumulated in a separate component of equity under “Cumulative Translation Adjustment (CTA)”.

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Revenue Recognition

Under IFRS 15, revenue is measured using the five-step recognition model which includes:

1) identifying the contract(s) with the customer; 2) identifying the separate performance obligations in the contract; 3) determining the transaction price; 4) allocating the transaction price to separate performance obligations; and 5) recognizing revenue when (or as) each performance obligation is satisfied.

Step 1: Identifying the contract

Before recognizing revenue, the Company reviews customer transactions to ensure each party’s rights and payment terms are identified, there is commercial substance, and that it is probable that the Company will collect the consideration in exchange for the goods or services as stated in the contract.

Step 2: Identifying the separate performance obligations in the contract

The Company's revenues are derived from the sale of product. The transaction between the Company and end-user includes quantities purchased, prices, and discounts, if applicable. Revenue is recognized in line with the identified contractual terms and when collection of payment is reasonably assured in line with the agreed upon payment terms.

Step 3: Determining the transaction price

Transaction prices are typically the prices stated on the purchase orders or contracts, net of discounts. The Company reviews customer contracts for any variable consideration, existence of significant financing components and payables to customers, and adjusts transaction prices accordingly.

Step 4: Allocating the transaction price to separate performance obligations

The Company's customer online transactions contain a single performance obligation, and the allocation of the transaction price is based on the fixed price.

Step 5: Recognizing revenue when (or as) each performance obligation is satisfied

The timing of revenue recognition is based on when a customer obtains control of the asset. Control of an asset refers to the ability to direct the use of, and obtain substantially all of the remaining benefits from, the asset. Control includes the ability to prevent other entities from directing the use of, and obtaining the benefits from, an asset. The Company reviews customer transactions and the nature of the performance obligations to determine if a performance obligation is satisfied at a point in time, and recognizes revenue accordingly.

Revenue is generated from the sale of AXIS Gear units and RYSE SmartShade; consumers have an option to download the app free of charge on Android or Apple iPhones. There is a one-year warranty on the item, but no extended warranty or installation services provided by the Company. Hence, revenue is solely generated from the sale of product. Revenue from sales of the product is recognized at a point in time, when shipment occurs and risks and rewards of ownership have been transferred to the consumer. At this point in time, the Company retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold, revenue can be reliably measured and its probable that the economic benefits will flow to the Company.

When the Company receives payment for product but shipment has not occurred, recognition of the revenue is deferred and recorded as a liability on the consolidated statements of financial position until the risks and rewards of ownership have been transferred to the consumer.

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Government Grants

The Company receives governmental subsidies, grants, and credits (collectively, Grants), from time to time related to operating expenditures or the COVID-19 pandemic. The Company recognizes such Grants when there is reasonable assurance that it qualifies for, and has complied with the conditions of the Grant, and that the Grant will be received. If the Company receives a Grant but cannot reasonably assure that it has complied with the conditions of the Grant, recognition of the Grant is deferred and recorded as a liability on the consolidated statements of financial position until the conditions are fulfilled. For Grants that relate to operating expenditures, the Company recognizes the Grant as a reduction to the expenditure that the Grant was intended to offset, in the period the cost is incurred or when the conditions are fulfilled if they were not met when the costs were incurred.

Leases

Under IFSR 16, all leases are accounted for by recognizing a right-of-use asset in property and equipment and a lease liability except for leases of low value assets and leases with a duration of 12 months or less.

Lease liabilities are measured at the present value of the contractual payments due to the lessor over the lease term, with the discount rate determined by reference to the rate inherent in the lease unless this is not readily determinable, in which case the Company’s incremental borrowing rate on commencement of the lease is used. The Company determines its incremental borrowing rate as the rate of interest it would have to pay to borrow over a similar term, and with similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. Variable lease payments are only included in the measurement of the lease liability if they depend on an index or rate. In such cases, the initial measurement of the lease liability assumes the variable element will remain unchanged throughout the lease term. Other variable lease payments are expensed in the period to which they relate.

On initial recognition, the carrying value of the lease liability also includes:

∙	amounts expected to be payable under any residual value guarantee;
∙	the exercise price of any purchase option granted in favour of the Company if it is reasonably certain to exercise that option; and
∙	any penalties payable for terminating the leases, if the term of the lease has been estimated on the basis of the termination option being exercised.

Right-of-use assets are initially measured at the amount of the lease liability, reduced for any lease incentives received, and increased for:

∙	lease payments made at or before commencement of the lease;
∙	initial direct costs incurred; and
∙	the amount of any provision recognized where the Company is contractually required to dismantle, remove or restore the leased asset.

Subsequent to initial measurement, lease liabilities increase as a result of interest at a constant rate on the balance outstanding and are reduced for lease payments made. Right-of-use assets are amortized on a straight-line basis over the remaining term of the lease or over the remaining economic life of the asset, whichever is shorter.

When the Company revises its estimate of the term of any lease, it adjusts the carrying amount of the lease liability to reflect the payments to make over the revised term, which are discounted at the same discount rate that applied on lease commencement. The carrying value of lease liabilities is similarly revised when the variable element of future lease payments dependent on a rate or index is revised. In both cases, an equivalent adjustment is made to the carrying value of the right-of-use assets, with the revised carrying amount being amortized over the remaining lease term.

For contracts that both convey a right to the Company to use an identified asset and require services to be provided to the Company by the lessor, the Company has elected to account for the entire contract as a lease. That is, it does not allocate any amount of the contractual payment to, and account separately for, any services provided by the supplier as part of the contract.

Stock-based compensation

The Company may grant stock options to buy Class A common shares of the Company to directors, officers, employees or consultants. The Company records stock-based compensation related to stock options granted using the fair-value based method which is estimated using the Black-Scholes option pricing model.

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Estimating fair value for share-based compensation requires management to estimate the most appropriate inputs to the Black-Scholes option pricing model including the expected life of the option, volatility, and dividend yield. Actual results could differ from these estimates.

The fair value of stock options is measured at the grant date, and is recognized, together with a corresponding increase in contributed surplus in shareholders' deficit, over the period during which the performance or service conditions are fulfilled. The cumulative expense recognized for stock options at each reporting date until the vesting date reflects the extent to which this vesting period has expired and is the Company's best estimate of the number of shares that will ultimately vest. The expense or credit recognized for a year represents the difference in recognized cumulative expense between the beginning and the end of the year and is recognized in the consolidated statements of comprehensive loss.

When stock options are exercised or exchanged, the amounts previously credited to contributed surplus are reversed and credited to share capital. The amount of cash, if any, received from participants is also credited to share capital.

Research and development and government assistance

Research costs are expensed in the period incurred. Development costs are expensed in the period incurred unless the Company believes a development project meets generally accepted criteria for deferral and amortization in accordance with International Accounting Standard 38 – Intangible Assets. No development costs have been deferred as of June 30, 2025 and December 31, 2024.

Reimbursement of eligible costs pursuant to government assistance programs are recorded as government grant income when the related costs are incurred. Claims not settled by the reporting date are recorded as grants receivable on the consolidated statement of financial position when there is reasonable assurance of recovery. Funding amounts received in advance of expenses incurred are deferred and are recorded as deferred revenue on the consolidated statements of financial position.

Provisions, contingent assets and contingent liabilities

Provisions are recognized when all of the following conditions are met:

∙	an entity has a present obligation as a result of a past event;
∙	it is probable that an outflow of resources embodying economic benefit will be required to settle the obligation; and
∙	a reliable estimate can be made of the amount of the obligation.

Where the expenditure required to settle a provision is expected to be reimbursed by another party, the reimbursement is recognized as a separate asset when, it is virtually certain that reimbursement will be received if the Company settles the obligation. The expense relating to a provision is presented net of the amount recognized for a reimbursement.

Contingent liabilities, a possible obligation depending on whether some uncertain future event occurs, or a present obligation but payment is not probable or the amount cannot be measured reliably, are not recognized in balance sheets but are disclosed in notes to the consolidated financial statements.

Contingent assets are disclosed where an inflow of economic benefits is probable.

Standards and Interpretations not yet applied

There are no new accounting standards and interpretations that have been published that are mandatory for annual reporting period commencing January 1, 2025, and have not been early adopted by the Company.

New and amended standards adopted by the Company

The Company has not early applied the new standards and amendments for their annual reporting period commencing January 1, 2025.

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5.	Accounts receivables

	June 30, 2025	December 31, 2024
Accounts receivable	$578,391	$520,326
Less: Provision for expected credit losses	(15,047)	(25,161)
	$563,344	$495,165

The provision for expected credit losses was determined based on historical loss rates and payment behavior from customers by major aging category, updated for estimates of forward-looking factors that may differ from past experience such as credit quality and industry factors. These updated loss rates were applied to aging categories to determine the expected credit losses on accounts receivable using the simplified approach.

During the six-month ended June 30, 2025, the Company has no write off from its receivable.

Provision for expected credit losses
Cost:
December 31, 2023	$23,992
Additions	1,169
December 31, 2024	$25,161
Less	(10,114)
June 30, 2025	$15,047

6.	Government grants

During the six-month ended June 30, 2025, the Company received $Nil (2024 – $25,000) CanExport grant which supports the development of international R&D partnerships.

During the six-month ended June 30, 2025, the Company received $39,315 (2024 – $54,435) EcoCanada grant which offers wage subsidies to support environmental employers, for roles in sustainability, climate change, and natural resources.

During the six-month ended June 30, 2025, the Company received $367,545 (2024 – $Nil) SDTC grant which supports small and medium-sized technology developers developing sustainable development technology towards commercialization.

Deferred government assistance income (cumulative to date)

	June 30, 2025	December 31, 2024
Deferred grant revenue from government loans	284,664	332,504
	$284,664	$332,504

Government grant revenue

	Six-months ended June 30, 2025	Six-months ended June 30, 2024
HASCAP	6,795	6,795
Canada Export Grant	–	25,000
Eco Canada	39,315	18,750
SDTC	367,545	–
Federal Economic Development Agency (Note 17)	41,044	41,044
	$454,699	$91,589

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7.	Inventory

	June 30, 2025	December 31, 2024
Finished goods	$567,119	$1,393,062

During the six-months ended June 30, 2025, the Company has no write-off from its inventories.

8.	Investment tax credit receivable

The Company claims Scientific Research and Development (SR&ED) and related investment tax credits for income tax purposes based on management's interpretation of the applicable legislation in the Income Tax Act of Canada. These claims are subject to audit by the Canada Revenue Agency ("CRA"). Included in investment tax credit receivable are amounts for SR&ED credits which are currently under review or are expected to come under review by the taxation authorities:

	June 30, 2025	December 31, 2024
Balance, opening	$403,005	$277,000
Additions	–	389,042
Recovered	–	(263,037)
Balance, ending	$403,005	$403,005

On Aug 12, 2024, the Company has recovered its investment tax credit receivable amount to $263,037.

9.	Property and equipment

	Tooling	Office Equipment	Computer Equipment	Leasehold Improvement	ROU Assets	Total
Cost:
31-Dec-24	$301,199	$46,995	$91,036	$9,840	$1,290,183	$1,739,253
Additions	1,101	2,138	3,371	–	–	6,610
30-Jun-25	$302,300	$49,133	$94,407	$9,840	$1,290,183	$1,745,863
Accumulated depreciation:
31-Dec-24	$143,462	$29,023	$71,708	$422	$271,352	$515,967
Depreciation	15,829	1,875	5,858	588	130,718	154,868
30-Jun-25	$159,291	$30,898	$77,566	$1,010	$402,070	$670,835
Net carrying amounts:
31-Dec-24	$157,737	$17,972	$19,328	$9,418	$1,018,831	$1,223,286
30-Jun-25	$143,009	$18,235	$16,841	$8,830	$888,113	$1,075,028

10.	Intangible assets

Trademarks and patents
Cost:
31-Dec-24	$405,980
Additions	8,718
30-Jun-25	$414,698
Accumulated amortization:
31-Dec-24	$128,475
Amortization	7,047
30-Jun-25	$135,522
Net carrying amounts:
31-Dec-24	$277,505
30-Jun-25	$279,176

The Company has capitalized the costs related to the design, development, filing and registration of the patents. These patents have a useful life of 10 years and have been amortized on a straight-line basis.

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11.	Accounts payable and accrued liabilities

	June 30, 2025	December 31, 2024
Credit cards payable	$234,599	$281,605
Trade accounts payable	686,655	1,560,624
Government remittances payable	103,188	101,403
	$1,024,442	$1,943,632

12.	Advances

	June 30, 2025	December 31, 2024
Advance [a]	$331,189	$347,124
Advance [b]	21,333	2,252
Advance [c]	38,970	39,251
Advance [d]	96,796	–
	$488,289	$388,627

[a] Advance

On October 5, 2020, the Company entered into an agreement from an entity affiliated with a channel partner. Repayment of was made by transferring 17% of payments from the channel partner to the affiliated entity. During the period ended June 30, 2025, the Company received $281,887 (2024 - $150,557) and repaid $279,757 (2024 -$35,661). The other movements in this advance pertains to foreign exchange revaluation.

[b] Advance

On January 7, 2021, the Company entered into an agreement from an entity affiliated with a channel partner. Repayment of the amount advanced was made by transferring 30% of payments from the channel partner to the affiliated entity. During the period ended June 30, 2025, the Company received $28,893 (2024 - $7,528) and repaid $9,061 (2024 - $8,659). The other movements in this advance pertains to foreign exchange revaluation.

[c] Advance

On May 7, 2024, the Company entered into a new agreement and received $55,000 from a financing company. Repayment of the amount advanced is to be repaid made through weekly payments of $2,369. The advance carries an effective interest rate of 10% per annum. During the period ended June 30, 2025, the Company received $65,000 (2024 - $55,000) and repaid $65,281 (2024 - $49,408).

[d] Advance

On March 17, 2025, the Company entered into an agreement from an entity affiliated with a channel partner. Repayment of the amount advanced is 15% of gross sales generated through the channel partner. During the period ended June 30, 2025, the Company received $133,896 (2024 - $Nil) and repaid $33,898 (2024 - $Nil). The other movements in this advance pertains to foreign exchange revaluation.

All interest and fees associated with the above advances have been recorded through other interest and charges.

13.	Term debt

	June 30, 2025	December 31, 2024

Term loans	$1,739,119	$2,073,856
Term loans issued with warrants	436,821	691,279
	2,175,940	2,765,135
Less: Current portion	766,440	639,356

	$1,409,500	$2,125,779

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Term loans

During 2020, the Company borrowed $49,903 repayable on maturity dates ranging from March 12, 2020 to June 22, 2021 with accrued interest calculated weekly at a rate ranging from 22%-26% per annum.

During 2021, the Company borrowed $215,000 from a lender repayable on maturity dates ranging from April 2, 2021 to July 5, 2022 with accrued interest calculated weekly at a rate 22.3% per annum.

During 2021, the Company borrowed USD $192,815 under a promissory note. The repayment amount is two times the amount of the loan and repayments begin quarterly beginning December 22, 2022. The amount of each quarterly repayment will be 10% of the revenue earned by the Company in the quarter immediately preceding the repayment, and quarterly repayments will continue until the loan is repaid in full. During 2022, the Company borrowed additional $145,669 under a promissory note with the same terms and condition as the original note.

The Company received a series of loans from the CEO’s father, totaling $270,000 as of December 31, 2021 and December 31, 2022 (Note 22). These loans are unsecured and carry a 10% simple interest, paid semi-annually, with a 12 month maturity and option to renew. The option to renew has been exercised by both parties through 2025 ..

On December 6, 2024, the Company entered into a $270,118 financing agreement with the consignor. This consignment agreement allows the Company to expand its sales partner with expanded consignment opportunity. The loan is secured by a lien on consignment inventory. The agreement permits the lender to expand the collateral to include all Company assets, if payment defaults exceed $50,000 cumulatively or any payment remains overdue by 30+ days.

During December 31, 2024, the Company received a total of $388,673 and repaid $1,104,151.

During the period ended June 30, 2025, the Company received $42,787 and repaid $631,982.

Term loans issued with warrants

On May 2, 2018, the Company borrowed $1,119,750 and $400,000 USD repayable on April 30, 2021 from various lenders. Interest is calculated and payable monthly at a rate of 1.41667% per month. As part of the issuance of the term loans, the lenders received warrants (Note 15).

Under IAS 32 Financial Instruments: Presentation the proceeds of the term loans were allocated between the term loan principle, and the warrants, based on the relative fair values of the two instruments. This resulted in $1,349,131 being allocated to term loans and $282,965 being allocated to warrants. The warrants are classified as a liability in accordance with IAS 32 since the amount of shares to be received upon exercise is not a fixed amount. These warrants are subsequently remeasured at their fair value each reporting period.

The loans are secured by a general security agreement over the assets of the Company and personal security from a shareholder for 30% of the principal amount.

During 2022, term loan issued with warrants has extended the maturity date to June 30, 2024. During the year ended December 31, 2024, portion of the term loans issued with warrants were further extended to April 30, 2026.

As at June 30, 2025, the remaining balance of the term loans issued with warrant is $436,821. Interest expense amounts to $43,578.

14.	Notes payable and convertible notes payable

Notes payable

During the 6-months period ended on June 30, 2025, the Company repaid $841,312 and received $4,107,646 proceeds from promissory notes without conversion features issued by RYSE USA, Inc. which shall be due and payable in twelve (12) months after the effective date of the note. The interest rate is equal to eighteen percent (15-18%) per annum which shall be payable on a monthly basis. The other movements in this account pertains to foreign exchange revaluation.

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During the period ended June 30, 2025, notes payable amounting to $260,687 was paid in exchange for 196,689 Class B Common shares.

Convertible notes payable

On February 22, 2022, the Company issued 119,050 Class A and 186,432 Class B shares on convertible notes with fair value amounting to $1,123,777 and $1,760,915, respectively. All convertible notes issued prior to December 31, 2022 were converted.

For the year ended December 31, 2023, the Company issued additional convertible debentures amounting to $400,000 with stated interest rates of 18% per annum. However, these debentures are short-term in nature and are due and payable 12 months from the date of issuance of the Note. During the year ended December 31, 2024, the lenders opted to extend the debt for another 12 months. The convertible notes include a conversion feature that allows for conversion under one of the following two conditions:

(a)	the convertible debentures convert automatically upon a qualified equity financing greater than $2,500,000 at a discount of 20% from the transaction price:

(b)	at maturity, the holder of the convertible debenture has the option to convert at a price equal to the price per common share of $1 USD or be repaid.

For the year ended December 31, 2024, the Company issued additional convertible debentures amounting to $27,000 with stated interest rates of 15% per annum. However, these debentures are short-term in nature and are due and payable 12 months from the date of issuance of the Note. The notes include a conversion feature.

For the period ended June 30, 2025, the Company issued additional convertible debentures amounting to $284,992 (USD $200,000) with stated interest rates of 15% per annum. However, these debentures are short-term in nature and are due and payable 12 months from the date of issuance of the note. The notes include a conversion feature.

Due to the short-term nature of these newly issued convertible debentures, the fair value was deemed to approximate its face value.

15.	Warrants

Warrant liabilities

[a] May 2, 2018

On May 2, 2018, the Company issued warrants as part of the term debt described in Note 13 – term loans issued with warrants, which are classified as a liability. The warrants have an exercise price of the lesser of $3.69 before share split ($0.369 after share split) and the most recent cash issue price paid in a qualifying financing to obtain one Class A common share. The warrants vest immediately and are exercisable for 5 years from issuance.

On December 26, 2022, the Company extended expiry date of some warrants to April 30, 2026. Currently issued warrants were canceled and new warrants were issued to reflect the extended maturity date and adjusted number of Class A Common Shares of the Company that may be purchased by the holder of the warrants as a result of a 1:10 split of the Class A Common Shares.

During 2023, 50,000 of the total warrants expired and were not included in the extension until April 30, 2026.

The management considered the carrying value of the Company’s warrant liabilities is approximately equal to their fair value.

Warrants in equity

[b] April 1, 2019

On April 1, 2019, the Company issued warrants for services to a non-employee. The transaction was valued at the fair value of the instruments in accordance with IFRS 2 – Share-based payment (IFRS 2) as the value of the services could not be estimated reliably. The warrants have an exercise price of $4.91 to obtain one Class A common share. The warrants vest immediately and are exercisable for 10 years from issuance and have been valued using the Black-Scholes Model.

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[c] December 7, 2019

On December 7, 2019, the Company issued warrants to settle interest due on a term loan. The transaction was valued at the fair value of the instruments in accordance with IFRS 9. The warrants have an exercise price of $5.33 to obtain one Class A common share. The warrants vest immediately and are exercisable for 10 years from issuance and have been valued using the Black-Scholes Model.

[d] December 7, 2019

On December 7, 2019, the Company issued warrants to settle interest due on a term loan. The transaction was valued at the fair value of the instruments in accordance with IFRS 9. The warrants have an exercise price of $3.18 to obtain one Class A common share. The warrants vest immediately and are exercisable for 5 years from issuance and have been valued using the Black-Scholes Model.

[e] December 7, 2019

On December 7, 2019, the Company issued warrants for services to a non-employee. The transaction was valued at the fair value of the instruments in accordance with IFRS 2 as the value of the services could not be estimated reliably. The warrants have an exercise price of $5.65 to obtain one Class A common share. The warrants vest immediately and are exercisable for 10 years from issuance and have been valued using the Black-Scholes Model.

[f] December 7, 2019

On December 7, 2019, the Company issued warrants to settle interest due on a term loan. The warrants have an exercise price of $3.64 to obtain one Class A common share. The warrants vest immediately and are exercisable for 10 years from issuance and have been valued using the Black-Scholes Model.

[g] April 30, 2021

On April 30, 2021, the Company issued warrants for services to a corporation. The transaction was valued at the fair value of the instruments in accordance with IFRS 2 as the value of the services could not be estimated reliably. The warrants have an exercise price of $9.48 to obtain one Class B common share. The warrants vest immediately and are exercisable for 10 years from issuance and have been valued using the Black-Scholes Model.

[h] August 17, 2021

On August 17, 2021, the Company issued warrants for services to a corporation. The transaction was valued at the fair value of the instruments in accordance with IFRS 2 as the value of the services could not be estimated reliably. The warrants have an exercise price of $9.48 to obtain one Class B common share. The warrants vest immediately and are exercisable for 10 years from issuance and have been valued using the Black-Scholes Model.

[i] October 29, 2021

On October 29, 2021, the Company issued warrants for services to a corporation. The transaction was valued at the fair value of the instruments in accordance with IFRS 2 as the value of the services could not be estimated reliably. The warrants have an exercise price of $9.48 to obtain one Class B common share. The warrants vest immediately and are exercisable for 10 years from issuance and have been valued using the Black-Scholes Model.

[j] December 21, 2021

On December 21, 2021, the Company issued warrants for services to a corporation. The transaction was valued at the fair value of the instruments in accordance with IFRS 2 as the value of the services could not be estimated reliably. The warrants have an exercise price of $9.48 to obtain one Class B common share. The warrants vest immediately and are exercisable for 10 years from issuance and have been valued using the Black-Scholes Model.

[j] December 21, 2021

On December 21, 2021, the Company issued warrants for services to a corporation. The transaction was valued at the fair value of the instruments in accordance with IFRS 2 as the value of the services could not be estimated reliably. The warrants have an exercise price of $9.48 to obtain one Class B common share. The warrants vest immediately and are exercisable for 10 years from issuance and have been valued using the Black-Scholes Model.

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[k] February 28, 2022

On February 28, 2022, the Company issued warrants for services to a corporation. The transaction was valued at the fair value of the instruments in accordance with IFRS 2 as the value of the services could not be estimated reliably. The warrants have an exercise price of $9.48 to obtain one Class B common share. The warrants vest immediately and are exercisable for 10 years from issuance and have been valued using the Black-Scholes Model.

[l] May 4, 2022

On May 4, 2022, the Company issued warrants for services to a corporation. The transaction was valued at the fair value of the instruments in accordance with IFRS 2 as the value of the services could not be estimated reliably. The warrants have an exercise price of USD$7.13 to obtain one Class B common share. The warrants vest immediately and are exercisable for 10 years from issuance and have been valued using the Black-Scholes Model. All warrants is cancelled during 2025.

Share split

On May 8, 2022, the Company amended its Articles of Incorporation to subdivide and split the shares in the capital of the Company on the basis of ten (10) shares for every one (1) share held. The share split resulted to an increase in warrants by 2,292,129 shares and 445,644 shares for warrants in liabilities and equity, respectively. Exercise price are one tenth (1/10) of the initial value at the date of grant.

Warrants after share split

 [m] June 7, 2022

On June 7, 2022, the Company issued warrants as part of the investment to the Company. The transaction was valued at the fair value of the instruments in accordance with IFRS 2 as the value of the services could not be estimated reliably. The warrants have an exercise price of US$0.713 to obtain one Class B common share. The warrants vest immediately and are exercisable for 2 years from issuance and have been valued using the Black-Scholes Model. The warrant is expired in 2025.

[n] July 25, 2022

On July 25, 2022, the Company issued some warrants as an equity kicker. The warrants are exercisable for 20 years from issuance with exercise price of $0.01 USD and have been valued using the Black-Scholes Model.

[o] October 24, 2022

On October 24, 2022, the Company issued some warrants as an equity kicker. The warrants are exercisable for 20 years from issuance with exercise price of $0.713 USD and have been valued using the Black-Scholes Model. This was exercised in 2023.

[p] November 9, 2022

On November 9, 2022, the Company issued some warrants as an equity kicker. The warrants are exercisable for 20 years from issuance with exercise price of $1.00 USD and have been valued using the Black-Scholes Model.

[q] November 9, 2022

On November 9, 2022, the Company issued some warrants as an equity kicker. The warrants are exercisable for 20 years from issuance with exercise price of $0.01 USD and have been valued using the Black-Scholes Model.

[r] November 15, 2022

On November 15, 2022, the Company issued some warrants as an equity kicker. The warrants are exercisable for 2 years from issuance with exercise price of $1.00 USD and have been valued using the Black-Scholes Model.

[s] November 24, 2022

On November 24, 2022, the Company issued some warrants as an equity kicker. The warrants are exercisable for 20 years from issuance with exercise price of $1.00 USD and have been valued using the Black-Scholes Model.

[t] April 28, 2023

On April 28, 2023, the Company issued warrants for services to a corporation. The transaction was valued at the fair value of the instruments in accordance with IFRS 2 as the value of the services could not be estimated reliably. The warrants have an exercise price of $1.00 per Warrant Share to obtain one Class B common share. The warrants vest immediately and are exercisable for 5 years from issuance and have been valued using the Black-Scholes Model.

24

[u] July 26, 2023

On July 26, 2023, the Company issued warrants for services to a corporation. The transaction was valued at the fair value of the instruments in accordance with IFRS 2 as the value of the services could not be estimated reliably. The warrants have an exercise price of $1.00 per Warrant Share to obtain one Class B common share. The warrants vest immediately and are exercisable for 5 years from issuance and have been valued using the Black-Scholes Model.

[v] December 9, 2024

On December 9, 2024, the Company issued warrants in exchange for consulting services from a contractor. The transaction was valued at the fair value of the instruments in accordance with IFRS 2 as the value of the services could not be estimated reliably. The warrants have an exercise price of $0.01 per Warrant Share to obtain one Class B common share. The warrants vest immediately and are exercisable for 20 years from issuance and have been valued using the Black-Scholes Model.

	Number of warrants	Warrant liability amount	Warrant equity amount
December 31, 2022	4,318,571	$1,709,443	$1,112,329
Warrants issued	1,005	–	475
Warrants exercised	(1,024,000)	–	(818,328)
Expiration of warrants	(50,000)	(33,560)	–
Fair value revaluation	–	–	285
December 31, 2023	3,245,576	$1,675,883	$294,761
Warrants issued	10,000	–	25,105
Expiration of warrants	(213,401)	–	(49,665)
December 31, 2024	3,042,175	$1,675,883	$270,201
Warrants exercised	(7,000)	–	(1,356)
Expiration of warrants	(103,500)	(24,457)	(806)
June 30, 2025	2,931,675	1,651,426	268,039

Warrants before share split

	Number of warrants	Number of common shares exercisable into	Exercise price	Expiry date
May 2, 2018 [a]	254,681	254,681	$3.69	May 2, 2023
April 1, 2019 [b]	10,000	10,000	$4.91	April 1, 2029
December 7, 2019 [c]	4,690	4,690	$5.33	December 7, 2029
December 7, 2019 [d]	15,730	15,730	$3.18	December 7, 2024
December 7, 2019 [e]	11,502	11,502	$5.65	December 7, 2029
December 7, 2019 [f]	5,494	5,494	$3.64	December 7, 2029
April 30, 2021 [g]	408	408	$9.48	April 30, 2031
August 17, 2021 [h]	138	138	$9.48	August 17, 2031
October 29, 2021 [i]	153	153	$9.48	October 29, 2031
December 21, 2021 [j]	160	160	$9.48	December 21, 2031
February 28, 2022 [k]	891	891	$9.48	February 28, 2032
May 4, 2022 [l]	350	350	$7.13USD	May 4, 2032
	304,197	304,197

25

Warrants after share split

	Number of warrants	Number of common shares exercisable into	Exercise price	Expiry date
May 2, 2018 [a]	2,546,810	2,546,810	$0.369	April 30, 2026
April 1, 2019 [b]	100,000	100,000	$0.491	April 1, 2029
December 7, 2019 [c]	46,900	46,900	$0.533	December 7, 2029
December 7, 2019 [d]	157,300	157,300	$0.318	December 7, 2024
December 7, 2019 [e]	115,020	115,020	$0.565	December 7, 2029
December 7, 2019 [f]	54,940	54,940	$0.364	December 7, 2029
April 30, 2021 [g]	4,080	4,080	$0.948	April 30, 2031
August 17, 2021 [h]	1,380	1,380	$0.948	August 17, 2031
October 29, 2021 [i]	1,530	1,530	$0.948	October 29, 2031
December 21, 2021 [j]	1,600	1,600	$0.948	December 21, 2031
February 28, 2022 [k]	8,910	8,910	$0.948	February 28, 2032
May 4, 2022 [l]	3,500	3,500	$0.713USD	May 4, 2032
June 7, 2022 [m]	56,101	56,101	$0.713USD	June 7, 2024
July 25, 2022 [n]	56,500	56,500	$0.01USD	July 25, 2042
October 24, 2022 [o]	1,024,000	1,024,000	$0.713USD	October 24, 2042
November 9, 2022 [p]	66,500	66,500	$1.00USD	November 9, 2042
November 9, 2022 [q]	37,000	37,000	$0.01USD	November 9, 2042
November 15, 2022 [r]	7,000	7,000	$1.00USD	November 15, 2024
November 24, 2022 [s]	29,500	29,500	$1.00USD	November 24, 2042
April 28, 2023 [t]	350	350	$1.00USD	April 28, 2028
July 26, 2023 [u]	655	655	$1.00USD	July 26, 2028
December 9, 2024 [v]	10,000	10,000	$0.01USD	December 9, 2044
	4,329,576	4,329,576
Less:
Warrants exercised (o,r)	(1,031,000)	(1,031,000)
Expiration of warrants (a,b,d,m,l)	(366,901)	(366,901)
	2,931,675	2,931,675

The following assumptions were used to calculate the fair values at:

	June 30, 2025	December 31, 2024
Time to expiry in years	20	20
Expected volatility	40%	44%
Risk-free rate	3.22%	3.16%
Share price before share split	$9.19	$9.19
Exercise price before share split	$0.10	$0.10
Exercise price after share split	$0.01	$0.01

The weighted average exercises price for the total outstanding warrants at June 30, 2025 was $0.39 (2024 – $0.40).

16.	Due to shareholders

The balances due to shareholders are unsecured, non-interest bearing, with no specific terms of repayment.

26

17.	Government loans

Canada Emergency Business Account (“CEBA”)

The Company borrowed $40,000 on April 23, 2020 and an additional $20,000 on December 16, 2020 under the CEBA program. The CEBA was offered in the context of the COVID-19 pandemic, and is an interest-free revolving line until December 31, 2022. Any outstanding balance on January 1, 2023 becomes a term loan carrying an interest rate of 5% per annum. No principal repayment is required before December 31, 2022, and only interest payments are required thereafter until the full principal is repaid no later than December 31, 2025. Repaying the outstanding balance of the loan (other than the amount available to be forgiven) on or before December 31, 2022 will result in a single tranche of loan forgiveness up to $20,000 based on a blended rate:

●	25 percent on the first $40,000; plus
●	50 percent on amounts above $40,000 and up to $60,000

The fair value of the debt of $22,383 was calculated using an effective rate of 24%, which corresponds to a rate that the Company would have obtained for a similar loan.

In 2024, CEBA loan of $43,949 was forgiven and fully paid off. As of June 30, 2025 the balance is $Nil.

Federal Economic Development Agency (“FedDev”) Loan

In December 2020, the company borrowed $139,875 from FedDev as part of its Regional Economic Growth Through Innovation program.   The loan is interest-free, and the principal is to be repaid in equal monthly instalments from January 1, 2023 to December 1, 2027. The fair value of the debt of $55,213 was calculated using an effective rate of 24%, which corresponds to a rate that the Company would have obtained for a similar loan

On April 1, 2021, the company borrowed an additional $810,125 from FedDev under the same terms. The fair value of the debt of $395,441 was calculated using an effective rate of 24%, which corresponds to a rate that the Company would have obtained for a similar loan.

The book value at June 30, 2025 was $370,543 ($485,740 at December 31, 2024).

During the year six-month period ended June 30, 2025, $41,044 was recorded as government grant revenue on the consolidated statement of comprehensive loss. Deferred grant revenue is recognized over the interest free period of the loan.

Highly Affected Sectors Credit Availability Program (“HASCAP”) Loan

On July 20, 2021, the Company borrowed $250,000 from a financial institution. The debt is guaranteed by the Business Development Bank of Canada as part of its Highly Affected Sectors Credit Availability Program. The loan carries an interest rate of 4% per annum. Monthly interest-only payments are required for the first twelve months, and principal is to be repaid in equal monthly instalments from August 20, 2022 to July 20, 2031.

The fair value of the debt of $93,022 was calculated using an effective rate of 24%, which corresponds to a rate that the Company would have obtained for a similar loan. The book value at June 30, 2025 was $107,634 (December 31, 2024 was $115,589). During the six-month period ended June 30, 2025, $6,795 was recorded as government grant revenue on the consolidated statement of comprehensive loss. Deferred grant revenue is recognized over the interest free period of the loan.

Government loans, December 31, 2024	$610,408
Accretion	19,548
Payment	(151,780)
Government loans, June 30, 2025	$478,176

Short-term portion	$223,131
Long-term portion	$255,045

27

18.	Share capital

Authorized
Unlimited	Class A Common shares
Unlimited	Class B Common Shares, non-voting, non-participating

Issued after share split		June 30, 2025	December 31, 2024
35,572,451	Class A Common shares	$4,965,656	$4,965,656
13,687,480	Class B Common shares	$16,759,869	14,036,796

On December 28, 2020, the Company filed and an Offering Statement and a Preliminary Offering Circular (“OC”) under Regulation A with the Securities and Exchange Commission (“SEC”). On February 22, 2021, the SEC qualified the Offering Statement. The Company may offer a maximum of 2,104,718 Class B Common Shares at $7.13USD per share ($0.173USD per share after share split on May 8, 2022). During 2021, the Company sold 67,231 Class B Common shares for proceeds of $644,733, and incurred share issuance costs of $80,160.

On February 22, 2022, the Company issued 119,050 Class A and 186,432 Class B shares on convertible notes with fair value amounting to $1,123,777 and $1,760,915, respectively. During the year ended December 31, 2022, the Company issued 185,637 Class A Common shares for proceeds of $214,360. In addition, the Company issued 722,807 Class B Common shares, for total proceeds of $1,911,505 during the same period. Share issuance costs directly attributable to the issuance of Class B Common shares totaled $17,378.

On May 8, 2022, the Company amended its Articles of Incorporation to subdivide and split the shares in the capital of the Company on the basis of ten (10) shares for every one (1) share held. The share split resulted in an increase in Class A and B Common Shares by 31,887,504 shares and 2,951,991 shares, respectively.

On May 11, 2022, the Company filed an Offering Statement under Regulation A with the SEC. The Offering Statement was qualified on July 27, 2022. The Company is offering a maximum of 25,000,000 Class B Common Shares at $1.00USD per share (the "2022 Regulation A Offering”). As of December 31, 2022, the Company issued 339,451 Class B Common shares for proceeds of $339,451 in the 2022 Regulation A Offering. In addition, the Company issued 141,770 Class B Common shares for proceeds of $141,770 during the same period in a concurrent private placement in Canada.

During the year ended December 31, 2022, the Company issued 280,270 Class B Common shares at $0.713 per share, for proceeds of $134,260USD and $100,000 under Regulation D and a private placement in Canada.

During the year ended December 31, 2023, the Company issued 1,053,768 Class B Common Shares at $1.00USD per share, for proceeds of $1,053,768USD in the 2022 Regulation A Offering. In addition, the Company sold 229,850 shares at $1.00USD per share, for proceeds of $229,850USD during the same period in a concurrent private placement in Canada.

On August 23, 2023, the Company filed an amendment to the Offering Statement under Regulation A with the SEC, which was qualified on August 31, 2023 (the “2023 Offering Statement”). The Company is offering a maximum of 20,000,000 Class B Common Shares at $1.25USD per share.

During the year ended December 31, 2023, the Company issued 1,190,391 Class B Common Shares (including bonus shares) at $1.25USD per share, for proceeds of $1,394,302USD under the 2023 Offering Statement. In addition, the Company sold 196,093 shares (including bonus shares) at $1.25USD per share, for proceeds of $240,778USD during the same period in a concurrent private placement in Canada. A total of 77,621 bonus shares were issued during the year 2023.

During the year ended December 31, 2023, the Company issued 2,347,253 Class B Common shares at $0.713USD per share, for proceeds of $578,000USD and $1,500,000USD under Regulation D and a private placement in Canada.

During the year ended December 31, 2024, the Company issued 121,400 Class B Common Shares to pay of the remaining balance of certain notes payables amounting to $153,603.

28

During the year ended December 31, 2024, the Company issued 6,000 Class B Common Shares at a price of $1.00USD per share, generating proceeds of $6,000USD.

In addition, the Company issued 52,600 Class B Common Shares, including bonus shares, at a price of $1.25USD per share, generating proceeds of $25,000USD.

Additionally, the Company issued 2,181,494 Class B Common Shares, including bonus shares, at a price of $1.50USD per share for total proceeds of $3,055,700USD.

Furthermore, the Company issued 1,032,628 Class B Common Shares, at a price of $1.75USD per share. including bonus shares, in exchange for consideration totaling $1,671,415USD.

The total share issuance cost for the year ended December 31, 2024 is $2,138,588.

During the period ended June 30, 2025, the Company:

-	Issued 1,000 Class B Common Shares under Reg A at $1.00 per share for proceeds of $1,000 USD
-	Issued 358,222 Class B Common Shares under Reg D at $1.00 per share for proceeds of $358,222 USD
-	Issued 2,400 Class B Common Shares under Reg A at $1.25 for proceeds of $3,000 USD
-	Issued 19,891 Class B Common shares under Reg A at $1.75 per share for proceeds of $34,809 USD
-	Issued 11,430 Class B Common shares under Reg D at $1.75 per share for proceeds of $20,002 USD
-	Issued 702,299 Class B Common shares under Reg A at $1.90 per share for proceeds of $1,334,368 USD
-	126,464 bonus shares were issued during the period ended June 30, 2025.

19.	Stock-based compensation

The Company may grant stock options to the Board, certain employees and consultants, that allow each participant to purchase Class B common shares of the Company. The exercise price of each stock option is equal to the fair value of the underlying Class B common share when the stock option was granted. Stock options vest quarterly over terms ranging from 2 to 4 years. Stock options have a 10-year term. Employees and consultants also have the benefit of cashless exercise wherein employees and consultants are not required to pay in cash to exercise the option, rather, the option plan allows the use of equity built up in the option to pay the exercise price.

On May 8, 2022, the Company amended its Articles of Incorporation to subdivide and split the shares in the capital of the Corporation on the basis of ten (10) shares for every one (1) share held. The share split resulted to an increase by 3,970,584 stock options. In addition, the Company granted additional 3,598,459 stock options in 2022 with the same exercise price and expiration date.

A summary of stock option activity under the plan is as follows:

	Number of stock options	Weighted average exercise price
December 31, 2018	413,605	$1.00
Granted	27,571	1.00
December 31, 2019	441,176	$1.00
Granted	–	1.00
December 31, 2020	441,176	$1.00
Granted	–	1.00
December 31, 2021	441,176	$1.00
Share split	3,970,584	/10
Granted after share split	2,458,699	0.10
December 31, 2022	6,870,459	0.10
Cancelled/expired	(199,311)	0.10
Granted	231,968	0.10
December 31, 2023	6,903,116	$0.10
Granted	548,824	0.09
December 31, 2024	7,451,940	$0.10
Granted/expired	–	0.10
June 30, 2025	7,451,940	0.10
Options exercisable - June 30, 2025	7,182,733	$0.10

29

The Company uses the fair value method for recording compensation expense related to stock-based instruments awarded to employees, consultants, officers and the Board in accordance with IFRS 2 Share-based Payment ("IFRS 2"). For the purpose of expensing stock options each tranche in an award is considered a separate award with its own vesting period and grant date fair value. Compensation expense is recognized over the tranche's vesting period by increasing contributed surplus based on the number of awards expected to vest.

For options granted in 2025 and 2024, the fair value of each stock option on the date of the grant was estimated using the Black-

Scholes option pricing model as set out below.

	2025	2024
Risk-free interest rate	3.22%	3.18-3.62%
Estimated volatility	40%	43.5-50.8%
Dividend yield	–	–
Expected life (in years)	10.00	10.00
Weighted average share price at grant date	$0.36	$0.36
Weighted average fair value after share split	$0.345	$0.345

Expected volatility has been based on an evaluation of the historical volatility of companies under the same industry of the Company, particularly over the historical period commensurate with the expected term.

As at June 30, 2025, the weighted average remaining contractual life of stock options was 7.96 years (2024 – 8.41 years)

20.	Capital management

The Company's objectives when managing capital are to safeguard its ability to continue as a going concern while providing a return to its stakeholders. The capital structure of the Company is composed of long-term debt, convertible notes, warrant liability, government loans and equity attributable to the Company's shareholders. The Company's primary uses of capital are to finance the development of its technology. The Company's objectives in managing capital are: (i) to maintain sufficient working capital to meet current financial obligations and continue as a going concern; (ii) to maintain investor and creditor confidence; and (iii) to sustain future development of the business. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. As at June 30, 2025, total managed capital was $ 43,366,718 (December 31, 2024 - $38,145,882).

21.	Financial instruments

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair value. The three levels of the fair value hierarchy are:

∙	Level 1 - Quoted (unadjusted) market prices in active markets for identical assets or liabilities:

∙	Level 2 - Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable; and

∙	Level 3 - Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

30

The carrying value of cash, accounts receivable, accounts payable and accrued liabilities, advances, and due from related party approximate their fair values due to the relatively short-term maturities of these financial instruments.

	Fair value hierarchy level	June 30, 2025	December 31, 2024
Cash	Level 1	$251,249	$397.638
Accounts receivable	Level 2	563,344	495,165
		$814,593	$892,803

Bank indebtedness	Level 1	$11,643	$78,068
Accounts payable and accrued liabilities	Level 2	1,024,442	1,943,632
Advances	Level 2	488,289	388,627
Notes payable	Level 2	10,387,809	7,510,878
Fair-value of convertible notes	Level 3	711,992	427,000
Term loans	Level 3	2,175,940	2,765,135
Warrant liability	Level 3	1,651,425	1,675,883
Lease Liabilities	Level 3	1,030,809	1,141,223
Due to shareholders	Level 2	3,528,978	3,759.537
Government loans	Level 3	478,176	601,329
		$21,489,503	$20,291,312

The Company is exposed to the following risks by virtue of its activities: Credit Risk – Cash is primarily invested with one major bank in Canada and a bank in the United States. Management believes that the financial institutions that hold the Company’s cash are financially sound and, accordingly, minimal credit risk exists with respect to this asset. The accounts receivable balance is mainly due from one large retailer which has been assessed for expected credit losses and no significant allowance has been determined. The maximum credit risk is the sum of its cash and accounts receivable. None of the Company’s financial assets are secured by collateral or other credit enhancements. No receivables were written-off during the period ended June 30, 2025. Apart from the receivables, the Company determined that there were no financial assets that were impaired.

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rate. The Company enters into foreign currency purchase and sale transactions and has assets and liabilities denominated in foreign currencies resulting in expose to the financial risk of earnings fluctuations arising from changes in foreign exchange rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

The Company's financial instruments denominated in foreign currencies expressed in Canadian dollars and the exchange rate (Canadian dollars per unit of foreign currency) used at the balance sheet date are as follows:

	Currency	June 30, 2025	December 31, 2024
Cash	U.S. dollar	$62,550	$131,611
Accounts payable and accrued liabilities	U.S. dollar	$1,024,442	$1,143,031
Advances	U.S. dollar	$449,318	$349,376
Notes payable	U.S. dollar	$10,387,809	$7,510,878

31

Liquidity Risk - Liquidity risk arises from the Company will encounter difficulties in meeting its obligations associated with its financial liabilities. The Company is exposed to this risk mainly with respect to its accounts payable and accrued liabilities, long-term debt and due to related party balances. The Company manages its liquidity risk by monitoring its operating requirements (Note 2). Convertible notes at fair value in Note 14, the majority of the value relates to the conversion feature.

	Carrying amount	Contractual cash flow	1 Year	2-7 years
June 30, 2025
Bank indebtedness	$11,643	$11,643	$11,643	$–
Accounts payable and accrued liabilities	1,024,442	1,024,442	1,024,442	–
Advances	488,289	488,289	488,289	–
Fair-value of convertible notes	711,992	711,992	711,992	–
Due to shareholders	3,528,979	3,528,979	–	3,528,979
Notes payable	10,387,809	10,387,809	10,387,809	–
Term loans	2,175,940	2,175,940	329,619	1,846,321
Government loans	478,176	478,176	223,131	255,045
	$18,807,270	$18,807,270	$13,176,925	$5,630,345
December 31, 2024
Bank indebtedness	$78,068	$78,068	$78,068	$–
Accounts payable and accrued liabilities	1,943,632	1,943,632	1,943,632	–
Advances	388,627	388,627	388,627	–
Notes payable	7,510,878	7,510,878	7,510,878	–
Due to shareholders	3,759,537	3,759,537	–	3,759,537
Lease liabilities	1,141,223	1,391,935	345,652	1,046,283
Term loans	2,765,135	2,765,135	639,356	2,125,779
Government loans	601,329	851,420	286,465	564,955
	$18,188,429	$18,689,232	$11,192,678	$7,496,554

22.	Compensation of key management and related party transactions

Key management includes the Company's Board and key officers. Compensation awarded to key management included:

	Six-months ending June 30, 2025	Six-months ending June 30, 2024
Salaries and benefits	$95,833	$40,000
Stock-based compensation	–	–
	$95,833	$40,000

23.	Expenses by nature

	30-Jun-25		30-Jun-24
	Product costs	Operating expenses	Product costs	Operating expenses
Advertising and promotion	$–	$1,548,832	$–	$696,808
Depreciation and amortization (Note 9, 10)	–	184,841	–	22,581
Freight and shipping	–	212,387	–	131,488
Inventory (Note 7)	863,803	–	462,470	–
Office and general	–	884,550	–	1,236,362
Short term rentals	–	6,702	–	8,860
Research and development	–	408,132	–	181,797
Salaries and benefits	–	1,102,255	–	936,292
Stock-based compensation (Note 19)	–	353,699	–	219,943

	$863,803	$4,701,397	$462,470	$3,434,131

32

24.	Finance expense

	June 30, 2025	June 30, 2024
Interest on term loans (Note 13)	$1,366,166	$1,241,833
Term loan with warrants interest (Note 13)	269,876	269,876
Interest in leases (Note 25)	55,602	56,007
Accretion on government loans (Note 17)	50,176	61,007
Other interest and finance charges	207,532	205,043
	$1,949,352	$1,833,766

25.	Leases

The Company has entered a lease for office space in Toronto and a lease for a vehicle. The leases are included in the consolidated statements of financial position as a right-of-use asset and lease liability. The vehicle lease began on May 31, 2023 and has a 4-year term. The Company has an option to purchase the vehicle at the end of the lease. The office lease started on January 1, 2024, it has a 5-year term, and there is no purchase option at the end of the lease term. The Company has provided a security deposit totaling $22,736 as of December 31, 2024. The security deposit is classified as a non-current asset on the consolidated statement of financial position, as it is expected to be returned at the end of the lease term, subject to the terms of the lease agreement. During the period ended June 30, 2025, interest expense incurred on lease liabilities is $55,602 (2024 - $56,007) (Note 24).

Other short term rentals included in the operating expenses amounted to $689 for the period ended June 30, 2025 (2024 - $552).

Lease Liabilities

	Vehicle	Office	Total
31-Dec-24	$44,843	$1,096,380	$1,141,223
Lease Payments	(8,312)	(102,102)	(110,413)
31-Jun-25	$36,531	$994,278	$1,030,810
Less: Current portion	(17,584)	(249,002)	(266,586)
Non-current portion	$27,259	$847,378	$874,637

The following table presents the future cash flow from the two lease agreements as of December 31, 2024 for the next 5 years.

	2025	2026	2027	2028	Thereafter	Total
Lease Payments	$130,247	$280,227	$297,988	$322,347	$–	$1,030,810
Finance Charges	49,390	78,489	49,222	18,009	–	195,110
Future undiscounted payments	$179,736	$358,716	$347,210	$40,356	$–	$1,225,919

Additions to ROU assets and carrying amounts at the end of the reporting periods as well as depreciation charges are presented in Note 9.

26.	Supplemental cash flow information

	June 30, 2025	June 30, 2024
Non-cash value of share issuance through exercise of warrants	$1,356	$–
Non-cash value of convertible notes converted to Common B Shares	260,687	–
Non-cash value of recognition of ROU assets & liabilities	–	1,290,183

33

ITEM 4.	EXHIBITS

The documents listed in the Exhibit Index of this report are incorporated by reference from the Company’s Regulation A Offering Statement on Form 1-A or are filed with this report, in each case as indicated below.

2.1	Certificate and Articles of Incorporation as Amended*

2.2	Bylaws as Amended*

2.3	Certificate of Share Split Amendment*

4.1	Form of Subscription Agreement*

6.1	Voting Trust Agreement as Amended*

6.2	Shareholders Agreement as Amended*

6.3	Employment Agreement Marc Bishara*

6.4	Lease (portions of this exhibit have been omitted)*

6.5	Agreement with Dealmaker*

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RYSE Inc.

/s/ Trung Pham
Chief Executive Officer Date: September 29, 2025

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Trung Pham,
Chief Executive Officer, Principal Financial Officer, Principal Accounting Officer, Director

Date: September 29, 2025

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